IPSEN
Innovation for patient care


10016489


SEC MAIL
RECEIVED
PROCESSING
OCT 22 2010
WASH, D.C.
193
SECTION

**Securities and Exchange Commission**
**Office of International Corporate Finance**
**100 F Street, N.E., Mail Stop 3628**
**Washington DC 20549**
**USA**

**12g-3-2(b) Exemption**
**File N°.82-34953**

20th October 2010

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,



p/o Claire Giraut
Executive Vice President,
Chief Financial Officer



**IPSEN PHARMA**
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com

S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185


IPSEN
Innovation for patient care

# OBI-1 obtient le statut de médicament orphelin en Europe

## Un candidat médicament dans le traitement de l'hémophilie chez les patients ayant développé des inhibiteurs au Facteur VIII humain

**Paris (France), le 19 octobre 2010** – Ipsen (Euronext: IPN; ADR: IPSEY) a annoncé aujourd'hui que la Commission Européenne a accordé le statut de médicament orphelin à OBI-1 dans le traitement de l'hémophilie. OBI-1, dont le démarrage d'essais cliniques pivôtaux de phase III est prévu avant la fin de l'année, est destiné au traitement des patients atteints d'hémophilie A compliquée par la présence d'inhibiteurs au facteur VIII humain (hFVIII). Le statut de médicament orphelin garantira une exclusivité commerciale à OBI-1 d'une durée de 10 ans après l'autorisation de mise sur le marché dans l'Union Européenne. Aux États-unis, la Food and Drug Administration (FDA) a accordé le statut de médicament orphelin à OBI-1 en 2004.

**Stéphane Thiroloix, Vice-Président Éxécutif, *Corporate Development* d'Ipsen,** a déclaré : "*La décision de la Commission Européenne d'accorder à OBI-1 le statut de médicament orphelin dans le traitement de l'hémophilie conforte Ipsen dans sa stratégie de concentrer ses ressources et son savoir-faire sur ses quatre domaines thérapeutiques ciblés (l'oncologie, l'endocrinologie, la neurologie et l'hématologie) où les besoins médicaux demeurent insatisfaits. Nous sommes fiers que les autorités européennes aient reconnu la valeur médicale du traitement de l'hémophilie chez les patients qui ont développé des inhibiteurs au Facteur VIII humain. Notre partenariat avec Inspiration Biopharmaceuticals est une étape clé dans la création d'une franchise mondiale en hémophilie couvrant la plupart des troubles de la coagulation »*

Selon les termes du partenariat signé en janvier 2010, Ipsen a accordé la licence d'OBI-1 à Inspiration Biopharmaceuticals (Inspiration). A ce titre, Inspiration est responsable du développement et de la commercialisation de l'OBI-1.

### À propos de l'hémophilie

L'hémophilie correspond à un ensemble d'anomalies de la coagulation causées par le bas niveau ou l'absence d'une protéine, le facteur de coagulation, essentielle pour la coagulation sanguine. Les deux formes les plus courantes de l'hémophilie sont les types A et B. L'hémophilie A se caractérise par une carence en facteur VIII et se produit dans environ 1 naissance de garçon sur 5 000. L'hémophilie B se caractérise par une carence en facteur IX et se produit dans environ 1 naissance de garçon sur 30 000. Dans environ 60% des cas, l'hémophilie est une maladie grave entraînant des épisodes fréquents de saignements spontanés et de saignements graves après des blessures. Le marché des traitements de l'hémophilie représente une valeur de 7,5 milliards de dollars par an.

### A propos d'OBI-1

Environ un tiers des patients atteints d'hémophilie congénitale A développent une réaction immunitaire (inhibiteurs) aux formes humaines du facteur VIII (hFVIII) et ne peuvent plus être traités avec un facteur de coagulation. Les thérapies actuelles, à savoir le Facteur VIIa et FEIBA, agissent en contournant la cascade de coagulation normale, et en activant la coagulation par l'augmentation du Facteur VIIa et d'autres facteurs de coagulation à des niveaux supérieurs à la normale. OBI-1, un

FVIII porcin recombinant qui possède une faible réactivité croisée aux inhibiteurs anti-humains du facteur VIII, est un traitement de remplacement physiologique fonctionnant dans la cascade de coagulation normale. Ceci permettrait aux medecins de correler l'activité et l'efficacité du produit à un bio-marqueur, facilitant ainsi le dosage et permettant de prédire le résultat du traitement. OBI-1 est une alternative thérapeutique unique répondant aux besoins des patients ayant développé des inhibiteurs au Facteur VIII ; il est très attendu par les communautés de patients et de médecins.

Lors d'un essai en phase II, l'OBI-1 a été administré à des patients atteints d'hémophilie A congénitale compliquée par la présence d'inhibiteurs au facteur VIII humain, souffrant d'une hémorragie ne mettant ni leur vie, ni leurs membres en danger. L'étude a démontré qu'OBI-1 est bien toléré, qu'il a arrêté le saignement chez tous les patients et qu'il peut être administré sous forme de perfusion courte. Inspiration prévoit d'initier une étude de phase III chez des patients avec une hémophilie acquise pendant le dernier trimestre de 2010. Une autre étude de Phase III chez les patients souffrant d'hémophilie congénitale ayant developpé des inhibiteurs au Facteur VIII humain débutera au premier semestre 2011.

**A propos d'Ipsen**

Ipsen est un groupe biopharmaceutique de dimension mondiale, qui a affiché en 2009 des ventes supérieures à 1 milliard d'euros. Il rassemble plus de 4 400 collaborateurs dans le monde, dont près de 900 contribuent à la découverte et au développement de médicaments innovants au service des patients. Sa stratégie de développement s'appuie, d'une part sur des médicaments de spécialité à forte croissance en oncologie, endocrinologie, neurologie et hématologie, et d'autre part sur une activité de médecine générale. Cette stratégie est soutenue par une politique active de partenariats. Les centres de recherche et développement (R&D) d'Ipsen et sa plate-forme d'ingénierie des peptides et des protéines confèrent au Groupe un important avantage compétitif. En 2009, les dépenses de R&D ont atteint près de 200 millions d'euros, soit près de 20 % du chiffre d'affaires. Les actions Ipsen sont négociées sur le compartiment A d'Euronext Paris (mnémonique : IPN, code ISIN : FR0010259150) et sont éligibles au SRD (« Service de Règlement Différé »). Le Groupe fait partie du SBF 120. Ipsen a mis en place un programme d'American Depositary Receipt (ADR) sponsorisé de niveau I. Les ADR d'Ipsen se négocient de gré à gré aux États-unis sous le symbole IPSEY. Le site Internet d'Ipsen est www.ipsen.com.

**Avertissement Ipsen**

Les déclarations prospectives et les objectifs contenus dans cette présentation sont basés sur la stratégie et les hypothèses actuelles de la Direction. Ces déclarations et objectifs dépendent de risques connus ou non, et d'éléments aléatoires qui peuvent entraîner une divergence significative entre les résultats, performances ou événements effectifs et ceux envisagés dans ce communiqué. De plus, les prévisions mentionnées dans ce document sont établies en dehors d'éventuelles opérations futures de croissance externe qui pourraient venir modifier ces paramètres. Ces prévisions sont notamment fondées sur des données et hypothèses considérées comme raisonnables par le Groupe et dépendent de circonstances ou de faits susceptibles de se produire à l'avenir et dont certains échappent au contrôle du Groupe, et non pas exclusivement de données historiques. Les résultats réels pourraient s'avérer substantiellement différents de ces objectifs compte tenu de la matérialisation de certains risques ou incertitudes, et notamment qu'un nouveau produit peut paraître prometteur au cours d'une phase préparatoire de développement ou après des essais cliniques, mais n'être jamais commercialisé ou ne pas atteindre ses objectifs commerciaux, notamment pour des raisons réglementaires ou concurrentielles. Le Groupe doit faire face ou est susceptible d'avoir à faire face à la concurrence des produits génériques qui pourrait se traduire par des pertes de parts de marché. En outre, le processus de recherche et développement comprend plusieurs étapes et, lors de chaque étape, le risque est important que le Groupe ne parvienne pas à atteindre ses objectifs et qu'il soit conduit à renoncer à poursuivre ses efforts sur un produit dans lequel il a investi des sommes significatives. Aussi, le Groupe ne peut être certain que des résultats favorables obtenus lors des essais pré cliniques seront confirmés ultérieurement lors des essais cliniques ou que les résultats des essais cliniques seront suffisants pour démontrer le caractère sûr et efficace du produit concerné, ou que les autorités réglementaires se satisferont des données et informations présentées par le Groupe. Le Groupe dépend également de tierces parties pour le développement et la commercialisation de ses produits, qui pourraient potentiellement générer des redevances substantielles; ces partenaires pourraient agir de telle manière que cela pourrait avoir un impact négatif sur les activités du Groupe

ainsi que sur ses résultats financiers. Sous réserve des dispositions légales en vigueur, le Groupe ne prend aucun engagement de mettre à jour ou de réviser les déclarations prospectives ou objectifs visés dans le présent communiqué afin de refléter les changements qui interviendraient sur les événements, situations, hypothèses ou circonstances sur lesquels ces déclarations sont basées. L'activité du Groupe est soumise à des facteurs de risque qui sont décrits dans ses documents d'information enregistrés auprès de l'Autorité des Marchés Financiers.

**Pour plus d'informations :**


**Ipsen**

***Médias***

**Didier Véron**

Directeur des Affaires Publiques et de la Communication

Tel. : +33 (0)1 58 33 51 16

Fax : +33 (0)1 58 33 50 58

E-mail : didier.veron@ipsen.com

***Communauté financière***

**Pierre Kemula**

Directeur des Relations Investisseurs

Tél.: +33 (0)1 58 33 60 08

Fax: +33 (0)1 58 33 50 63

E-mail: pierre.kemula@ipsen.com


IPSEN
Innovation for patient care

# Ipsen sells its shares in PregLem Holding SA to Gedeon Richter Plc

**Paris (France), 11 October 2010** – Ipsen (Euronext: IPN; ADR: IPSEY) today disclosed that it has sold its shares in PregLem Holding SA to Gedeon Richter Plc, as have all PregLem's other shareholders.

In June 2007, the Group spun off to PregLem, then a newly-formed, privately held Swiss biopharmaceutical company, a sulfatase inhibitor and a somatostatin analogue (PGL1001 and PGL2001, respectively), patents and know-how for use in the field of human reproductive medicine. In parallel, Ipsen subscribed to newly issued shares of Preglem, representing a c.15 % minority interest in its share capital.

PregLem's lead product, PGL4001 (Esmya™), successfully completed Phase III clinical trials in June 2010 for the treatment of uterine myoma.

Ipsen will receive initial proceeds of CHF 6 million from the sale of its PregLem shares. Ipsen may also receive progressive additional payments of up to CHF 25 million, contingent upon the achievement of certain business development and regulatory milestones for Esmya™. The impact of this transaction will be recorded as financial income in Ipsen's accounts.

Additionally, subject to PGL1001 and PGL2001 being granted marketing approvals, Ipsen will notably receive mid single digit royalties on PregLem's future net sales of these products.

**Christophe Thurieau, Ipsen's Vice-President Scientific Affairs and former Director of PregLem,** said: *"The acquisition of PregLem by Gedeon Richter illustrates the quality and medical value of sulfatase inhibitors originating from Ipsen's research. This transaction validates our strategy to focus on our four targeted disease areas (oncology, endocrinology, neurology and hematology) while maximizing the value of our R&D pipeline by out-licensing promising compounds outside of our core focus. "*

**About PGL1001**

PGL1001 is a somatostatin antagonist (SST-ATG) with the potential to modulate the ovarian follicular reserve so that more follicles are responsive to gonadotrophin stimulation and can produce an oocyte (egg). PGL1001 is the first product which has the potential to address age-related infertility in patients with a diminished ovarian reserve, who undergo Assisted Reproductive Techniques ("ART").

PGL1001 is currently in the pre-clinical phase of development.

**About PGL2001**

PGL2001 is an oral once-a-week steroid sulfatase inhibitor (STS) being developed for the management of endometriosis. Steroid sulfatase enzyme is an enzyme expressed in reproductive tissues (uterus & breast) which produces locally, bioactive estrogens. The therapeutic strategy is to reduce lesion exposure to estrogens by blocking their local production. PGL2001 has the potential to be the first of a new class of products for the treatment of endometriosis and other benign gynecological conditions. PGL2001 is currently in Phase Ib for the treatment of endometriosis with results expected in mid 2011.



### About Ipsen

Ipsen is a global biopharmaceutical group, with sales exceeding 1 billion euros in 2009. The Group has total worldwide staff of more than 4,400 employees, of which nearly 900 contribute to the discovery and development of innovative drugs for patient care. Ipsen's development strategy is based on fast growing specialty care drugs in oncology, endocrinology, neurology and hematology, and on primary care drugs. This strategy is supported by an active policy of partnerships. Ipsen's research & development (R&D) centers and its peptide & protein engineering platform give the Group a strong competitive edge. In 2009, R&D expenditure totaled close to €200 million, representing nearly 20% of Group sales. Ipsen's shares are traded on segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150) and eligible to the "Service de Règlement Différé" ("SRD"). The Group is part of the SBF 120 index. Ipsen has implemented a Sponsored Level I American Depositary Receipt (ADR) program, which trade on the over-the-counter market in the United States under the symbol IPSEY. For more information on Ipsen, visit our website at www.ipsen.com.

### Ipsen forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.



**For further information:**

***Media***

**Didier Véron**

Director, Public Affairs and Corporate Communications

Tel.: +33 (0)1 58 33 51 16

Fax: +33 (0)1 58 33 50 58

E-mail: didier.veron@ipsen.com

***Financial Community***

**Pierre Kemula**

Investor Relations Officer

Tel.: +33 (0)1 58 33 60 08

Fax: +33 (0)1 58 33 50 63

E-mail: pierre.kemula@ipsen.com


IPSEN
Innovation for patient care

# Ipsen's Board of Directors announces Jean-Luc Bélingard's departure and the appointment of Marc de Garidel as new Chairman and CEO

**Paris (France), October 11, 2010** – In a deeply changing pharmaceutical market environment and following the significant investments made abroad in the past few years, Ipsen's Board of Directors (Euronext: IPN; ADR: IPSEY) has considered necessary to clarify the long term objectives of the Group.

In doing so, the Board of Directors and its Chairman, Jean-Luc Bélingard, have expressed strategic differences which eventually led them to agree on the latter's departure.

Consequently, the Board of Directors of Ipsen, which met on October 11, 2010, announces the departure of Jean-Luc Bélingard and the appointment of Marc de Garidel as Chairman and Chief Executive Officer, to lead the Group's strategy in this new market environment, in particular to strengthen its US and emerging markets operations.

Marc de Garidel is an industry veteran. He has an in-depth knowledge of specialty medicine and gained a noticeable experience in overseas business development. He will effectively take over from Jean-Luc Bélingard on November 22, 2010.

Following his appointment, Marc de Garidel said: *"I am delighted to succeed Jean-Luc Bélingard, and proud to be granted the opportunity to write a new chapter in Ipsen's history. The Group holds valuable assets in the current healthcare market environment. Thanks to the support of the Group's majority shareholder Mayroy and Ipsen's Board of Directors, I will focus on implementing the strategy that will be defined; I am convinced that Ipsen will deliver on its full growth potential."*

The Board wishes to thank Jean-Luc Bélingard for his outstanding contribution to Ipsen's development. During his 9-year tenure at the helm of Ipsen, Jean-Luc Bélingard transformed the Group, achieving a global footprint in specialty medicine. Furthermore, he successfully took the Company public in December 2005 and recruited many talented executives.

**About Marc de Garidel**

Marc de Garidel, 52, graduated from the "Ecole Spéciale des Travaux Publics" (France's leading Civil Engineering School) and obtained a business degree at Thunderbird School of Global Management (Arizona, USA).

Marc de Garidel started his career in 1983 with the Eli Lilly pharmaceutical Group. He held various roles, mainly Finance related, firstly in France, then in the United States and finally in Germany.

In 1995, he joined Amgen, the American biotech Group, as Vice President, Finance and Treasury for Europe. In 1998, he was appointed at Amgen's headquarters in California as Vice President, Corporate Controller and Chief Accounting Officer.

In 2000, Marc de Garidel was offered the role of Vice President, General Manager for France, in charge of general management of Amgen France.

In 2006, he was appointed Vice President, Southwestern Europe (France, Spain, Belgium, and Portugal).


IPSEN
Innovation for patient care

In 2007 and until recently, Marc de Garidel's responsibilities were expanded to the entire Southern region. This region includes Southern European markets as well as emerging markets such as MEA and Latin America. With this position, Marc de Garidel runs the largest region within Amgen International, with sales of more than $1.5bn.

Marc de Garidel is also non-Executive Chairman of Promethera (private cell Therapy Company), and non-executive Director of both TcLand (private gene expression company) and Protein'Expert (private therapeuthic protein company).

In addition, Marc de Garidel served as President of the Biotech Committee of the French Pharmaceuticals Association (Leem, Les entreprises du médicament) from 2003 to 2006. He was appointed Vice President from 2006 and President in 2010 of the EBE (European Biopharmaceutical Enterprises). Lastly, he holds a teaching position at Ecole Centrale de Paris and ESSEC Business School since 2008 and is « Chevalier de la Légion d'Honneur ».

**About Ipsen**

Ipsen is a global biopharmaceutical group, with sales exceeding 1 billion euros in 2009. The Group has total worldwide staff of more than 4,400 employees, of which nearly 900 contribute to the discovery and development of innovative drugs for patient care. Ipsen's development strategy is based on fast growing specialty care drugs in oncology, endocrinology, neurology and hematology, and on primary care drugs.

This strategy is supported by an active policy of partnerships. Ipsen's research & development (R&D) centers and its peptide & protein engineering platform give the Group a strong competitive edge. In 2009, R&D expenditure totaled close to €200 million, representing nearly 20% of Group sales. Ipsen's shares are traded on segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150) and eligible to the

"Service de Règlement Différé" ("SRD"). The Group is part of the SBF 120 index. Ipsen has implemented a Sponsored Level I American Depositary Receipt (ADR) program, which trade on the over-the-counter market in the United States under the symbol IPSEY. For more information on Ipsen, visit our website at www.ipsen.com.

**Forward Looking Statement**

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned.



The Group also depends on third parties to develop and market some of its products which could potentially generate substantial royalties; these partners could behave in such ways which could cause damage to the Group's activities and financial results.

The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

**For further information:**

***Media***


**Didier Véron (Ipsen – Public Affairs and Corporate Communications Director)**

Tel.: +33 (0)1 58 33 51 16

E-mail: didier.veron@ipsen.com

**Guillaume Granier (Financial Dynamics, Communication Agency – Senior Consultant Media Relations)**

Tel.: +33 (0)1 47 03 68 10 / +33 (0) 6 32 65 79 28

E-mail: guillaume.granier@fd.com

**Stéphanie Bia (Financial Dynamics, Communication Agency – Vice-President Investor Relations)**

Tel.: +33 (0)1 47 03 68 10 / +33 (0) 6 79 44 66 55

E-mail: stephanie.bia@fd.com


***Financial Community***


**Pierre Kemula (Ipsen – Investor Relations Officer)**

Tel.: +33 (0)1 58 33 60 08

E-mail: pierre.kemula@ipsen.com